[Autodesk Letterhead]

September 1, 2006

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Room 4561

Washington, D.C. 20549

Attention:	Brad Skinner, Accounting Branch Chief Mark Kronforst, Assistant Chief Accountant

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2006 Filed March 30, 2006
Form 10-Q for Quarterly Period Ended April 30, 2006 Filed June 6, 2006
Form 8-K filed May 18, 2006
File No. 0-14338

Gentlemen:

Autodesk, Inc. (“Autodesk” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated August 16, 2006, relating to the above-referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Autodesk’s response.

Form 10-K for the Fiscal Year Ended January 31, 2006

Consolidated Statements of Income, page 38

1.	We note that you report revenue generated from your subscription program separately as maintenance revenue within the consolidated statements of income. Clarify for us whether this line item represents subscription revenue exclusively and explain to us why it is labeled “maintenance.” In addition, quantify the amounts that are combined with license revenue as “other revenue” for each period presented.

The Company supplementally advises the Staff that maintenance revenues consist entirely of revenues from our Autodesk Subscription Program. The term “subscription” is used in our sales and marketing material and is the terminology familiar to our customers. However, the products and services offered under our Autodesk Subscription Program are similar to the maintenance services sold by other software companies. Our customers purchase a subscription contract in conjunction with the purchase of a perpetual license that entitles the customer to receive unspecified upgrades when-and-if-available, downloadable training courses and optional on-line support during a fixed period of time. We recognize revenues from our Autodesk Subscription Program ratably over the relevant fixed period of time. Please refer to page 24, “Critical Accounting Policies and Estimates,” in our Form 10-K for the fiscal year ended January 31, 2006.

Securities and Exchange Commission

Re: Autodesk, Inc.

September 1, 2006

In contrast, we have noted that when other software companies report subscription revenue in their financial statements they are typically referring to revenues from the sale of a time-based license. Examples of this treatment can be seen in the financial statements of Symantec Corp., Cadence Design Systems, Inc. and Synopsis, Inc. Therefore, in an effort to disclose information that is more comparable to other software companies, we believe that revenues related to our Autodesk Subscription Program are more appropriately labeled as “maintenance revenues.”

The category “license and other” is comprised of two components: all forms of product license revenue and other revenue. Other revenue includes revenue from consulting, training, Autodesk Developers Network, and Advanced Systems customer support. Advanced System customer support is primarily hardware support for our Advanced Systems product sales, which is different from software maintenance (Subscription) described above.

The other revenue included in “license and other” revenue as measured against total revenue for each period presented was $62.9 million of $1,523.2 million in fiscal 2006, $53.3 million of $1,233.8 million in fiscal 2005, and $41.4 million of $951.6 million in fiscal 2004.

Beginning with our Form 10-Q for the quarterly period ended July 31, 2006, we will disclose the detailed components of “license and other” as set forth above.

Form 10-Q for the Quarterly Period Ended April 30, 2006

Note 12. Commitments and Contingencies, page 15

2.	We note that you recently accrued $16.8 million related to an $18 million jury award in the Z4 Technologies matter. Please tell us the circumstances that led to this accrual being made in the same quarter as the jury award. In addition, we were unable to locate any meaningful disclosures regarding this matter in any filing since your Form 10-K for the fiscal year ended January 31, 2005. Please explain to us why you did not believe that additional disclosures beyond those contained in that filing should be made related to this matter until the most recent quarter. Alternatively, direct us to any such disclosures that have been made and explain to us why you believe such disclosures were adequate.

Regarding the circumstances that led to the Company’s accrual of $16.8 million related to the $18 million jury award in the z4 Technologies matter, the Company supplementally advises the Staff of the following.

In September 2004, z4 Technologies filed suit in the United States Federal District Court for the Eastern District of Texas against the Company alleging that certain of the Company’s products infringed two patents owned by z4 Technologies. As a result of this suit the Company disclosed the litigation with z4 Technologies in its Form 10-Q for the quarter ended October 31, 2004. In addition, the Company provided additional information and

Securities and Exchange Commission

Re: Autodesk, Inc.

September 1, 2006

analysis concerning the merits of the litigation in our Form 10-K for fiscal year ended January 31, 2005. Beginning in the first quarter of fiscal 2006, the Company engaged in several settlement discussions with the attorneys for z4 Technologies, resulting in an accrual of approximately $1.2 million. When we filed our Form 10-K for the fiscal year ended January 31, 2006 we had engaged in settlement discussions and our attorneys had held mock trials that led us to believe that an additional accrual and disclosure was not required at that time. On April 19, 2006, a jury found that certain products shipped by the Company infringed the patents. The jury awarded z4 Technologies $18 million in damages. As a result, an additional $16.8 million was reserved following the jury award. At the time each accrual was made, the Company determined pursuant to Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“FAS No. 5”) that a contingent loss had become both probable and estimable, in light of the facts and circumstances surrounding the case.

The Company considered whether additional disclosure regarding the z4 Technologies litigation was necessary in public filings subsequent to the Company’s Form 10-K for the fiscal year ended January 31, 2005 pursuant to Item 103 of Regulation S-K. Because the facts and circumstances surrounding the litigation had not changed, the Company determined that additional disclosure was not required.

This determination was based on the following factors:

•	Item 103 requires a company to briefly disclose “any material pending legal proceedings,” and states that a company need not provide any information regarding a proceeding “that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis.” Because the amount of alleged damages involved in the z4 Technologies litigation did not exceed 10 percent of the Company’s current assets, the Company determined that disclosure pursuant to Item 103 was not required in the Forms 10-Q filed during fiscal year 2006 and in the Form 10-K for the fiscal year ended January 31, 2006.

•	In addition, the Company notes that the Forms 10-Q filed during fiscal year 2006 each state that additional disclosure regarding the Company’s legal proceedings is available in the Company’s Form 10-K for the fiscal year ended January 31, 2005 and that a summary of pending matters for which there were material developments during the applicable quarter is being provided. Because the facts and circumstances of the z4 Technologies litigation had not changed from the filing date of the Form 10-K for the fiscal year ended January 31, 2005 until the award by the jury on April 19, 2006, the Company did not provide updated information until the changed circumstance of the jury’s verdict.

Form 8-K Filed May 18, 2006

3.

We believe the non-GAAP consolidated statements of income presentation appearing in your earnings release dated May 18, 2006 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP

Securities and Exchange Commission

Re: Autodesk, Inc.

September 1, 2006

measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.

The Company advises the Staff that, in its future earnings releases, it will discontinue the practice of presenting non-GAAP consolidated statements of income.

4.	We note that you present multiple non-GAAP measures that exclude items that may be considered to be recurring. In that case, you must meet the burden of demonstrating the usefulness of such measures. We noted no meaningful disclosures that address the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, your disclosures do not sufficiently explain the economic substance behind management’s decision to use the measures, why you believe the measures provide investors with useful information, or why it is helpful to an investor to ignore the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which management compensates for such limitations. Note that we would expect a robust discussion of these items in order to meet the burden of demonstrating usefulness. Please explain to us why you believe your current disclosures are sufficient.

The Company advises the Staff that, in its future current reports on Form 8-K furnishing its earnings releases, the use of non-GAAP financial measures will be accompanied by all of the disclosures required pursuant to Item 10 of Regulation S-X and the guidance set forth in the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically, in response to the Staff’s comments, we intend to include more detailed and specific disclosure regarding our use of non-GAAP measures, which we would adapt each quarter to fit that quarter’s facts and circumstances. The following is an example of the disclosure we would provide in the Form 8-K (a shorter version would be provided in the earnings release itself):

To supplement Autodesk’s consolidated financial statements presented on a GAAP basis, we provide investors with certain non-GAAP measures, including non-GAAP total costs and expenses (such as non-GAAP cost of license and other revenues and total cost of revenues, non-GAAP sales and marketing expense, non-GAAP research and development expense, and non-GAAP general and administrative expense), non-GAAP income from operations, non-GAAP provision for income taxes, non-GAAP net income and non-GAAP diluted net income per share.

For our internal budgeting and resource allocation process, Autodesk’s management uses non-GAAP financial information that does not include: (a) the stock-based compensation impact of SFAS 123R, (b) certain large and non-recurring litigation expenses, (c) amortization of purchased intangibles and purchases of incomplete technology that result in an in-process research and development expense, and (d) the net tax impact of the repatriation of certain foreign earnings. Autodesk’s management uses these non-GAAP financial measures in making operating decisions because we believe the measures provide meaningful supplemental information regarding Autodesk’s operational

Securities and Exchange Commission

Re: Autodesk, Inc.

September 1, 2006

performance and gives us a better understanding of how we should invest in research and development and fund infrastructure and go-to-market strategies. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results.

As described above, Autodesk excludes the following items from one or more of its non-GAAP measures:

A.	Stock compensation impact of SFAS 123R. These expenses consist of expenses for employee stock options and employee stock purchases under SFAS 123(R). Autodesk excludes stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and management finds it useful to exclude certain non-cash charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods. Further, as Autodesk applies SFAS 123R, we believe that it is useful to investors to understand the impact of the application of SFAS 123R to our results of operations.

B.	Certain litigation expenses. These expenses relate to the Company’s accrual of $16.8 million related to the $18 million jury award in the z4 Technologies matter, where in the quarter ended April 30, 2006, Autodesk determined that (1) it is probable that a liability has been incurred and (2) the amount of loss could be reasonably estimated. Autodesk excludes this from its non-GAAP measures because it does not consider it to be reflective of ongoing operating results in the current period.

C.	Amortization of purchased intangibles and in-process research and development expenses. Autodesk incurs amortization of acquisition-related purchased intangible assets and charges related to in-process research and development, primarily in connection with its acquisition of certain businesses, such as Alias in January 2006. The amortization of purchased intangibles from a business combination is generally a non-cash expense and management finds it useful to exclude certain non-cash charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods.

D.	Tax impact of the repatriation of certain foreign earnings. In fiscal 2006 and 2005, Autodesk repatriated foreign earnings under the American Jobs Creation Act of 2004. Future repatriations are not expected to reoccur. Autodesk excludes this item because the repatriation transaction is not reflective of ongoing operating results and has no direct correlation to the operation of Autodesk’s business.

Autodesk believes that where the adjustments used in calculating non-GAAP net income and non-GAAP net income per share are based on specific, identified amounts that impact different line items in the Condensed Consolidated Statements of Income (including cost of license and other revenues and total cost of revenues, gross margin, operating expenses, including sales and marketing, research and development, and general and administrative expenses, income from operations, provision for

Securities and Exchange Commission

Re: Autodesk, Inc.

September 1, 2006

income taxes, net income, and diluted net income per share) that it is useful to investors to understand how these specific line items in the Condensed Consolidated Statements of Income are affected by these adjustments for the following reasons:

1. Cost of license and other revenues, total cost of revenues, and gross margin. Excluding stock-based compensation expense related to employee stock options and employee stock purchases from cost of license revenues and gross margin calculations assists investors in evaluating period-over-period changes without giving effect to these charges which are non-cash in nature. Excluding the impact from the amortization of purchased intangibles assists investors in evaluating period-over-period changes without giving effect to these charges which are a function of prior period acquisition transactions rather than the underlying operating activities of the period presented.

2. Operating expenses (including sales and marketing, research and development, and general and administrative expenses). Excluding stock-based compensation expense related to employee stock options and employee stock purchases assists investors in evaluating period-over-period changes in each line item of operating expenses without giving effect to these charges which are non-cash in nature. Excluding the impact of (a) the amortization of purchased intangibles and in-process research and development expenses and (b) certain litigation expenses assists investors in evaluating period-over-period changes to the affected line items in the Condensed Consolidated Statements of Income without giving effect to these charges which are a function of acquisition transactions or large and infrequent litigation costs rather than the underlying operating activities of the period presented.

3. Income from operations. Excluding stock-based compensation expense related to employee stock options and employee stock purchases from the calculation of income from operations assists investors in evaluating period-over-period changes without giving effect to these charges which are non-cash in nature. Excluding the impact of (a) the amortization of purchased intangibles and in-process research and development expenses and (b) certain litigation expenses assists investors in evaluating period-over-period changes without giving effect to these charges which are a function of acquisition transactions or large and infrequent litigation costs rather than the underlying operating activities of the period presented.

4. Provision for income taxes. Excluding the income tax effect of the non-GAAP pre-tax adjustments from the provision for income taxes assists investors in understanding the tax provision associated with those adjustments and the effective tax rate of Autodesk related to its ongoing operations in the period presented. Excluding the net tax impact of the repatriation of foreign earnings assists investors in comparing periods in which repatriation does not occur and in understanding the effective tax rate of Autodesk related to its ongoing operations in the period presented.

5. Net Income, Net of Tax Effect of Non-GAAP Adjustments. Excluding stock-based compensation expense related to employee stock options and employee stock purchases from the calculation of net income assists investors in evaluating period-over-period changes without giving

Securities and Exchange Commission

Re: Autodesk, Inc.

September 1, 2006

effect to these charges which are non-cash in nature. Excluding the impact of (a) the amortization of purchased intangibles and in-process research and development expenses and (b) certain litigation expenses assists investors in evaluating period-over-period changes without giving effect to these charges which are a function of acquisition transactions or large and infrequent litigation costs rather than the underlying operating activities of the period presented. Excluding the income tax effect of the non-GAAP pre-tax adjustments from the provision for income taxes assists investors in understanding the tax provision associated with those adjustments and the effective tax rate of Autodesk related to its ongoing operations in the period presented. Excluding the net tax impact of the repatriation of foreign earnings assists investors in comparing periods in which repatriation does not occur and in understanding the effective tax rate of Autodesk related to its ongoing operations in the period presented.

There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, the non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact upon our reported financial results. Management compensates for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP total costs and expenses, GAAP operating income, GAAP provision for income taxes, GAAP net income and GAAP diluted net income per share in our earnings release. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with generally accepted accounting principles in the United States. The non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, GAAP financial measures. Investors should review the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided in the tables accompanying our press release.

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In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Securities and Exchange Commission

Re: Autodesk, Inc.

September 1, 2006

Please direct your questions or comments to me at (415) 507-6662. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126, as well as that of Mr. Bochner of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel, at (650) 493-6811. Thank you for your assistance.

Very truly yours,

AUTODESK, INC.

/s/ PASCAL W. DI FRONZO
Pascal W. Di Fronzo
Vice President and General Counsel

Cc:	Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati
Sam Lazarakis, Ernst & Young LLP